THE COAST DISTRIBUTION SYSTEM, INC.

350 Woodview Avenue

Morgan Hill, CA 95037

(408) 782-6686

December 21, 2010

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:	David R. Humphrey
Branch Chief

Re:	The Coast Distribution System, Inc. (File No. 1-09511):

SEC Staff Comment Letter dated December 9, 2010:

Confirmation of Receipt of and Extension of Time to Respond to Comment Letter

Ladies and Gentlemen:

We are in receipt of the above-referenced SEC Staff Comment Letter relating to our Annual Report on Form 10-K for the year ended December 31, 2009.

This is also to confirm that we have been given an extension of time, to January 10, 2010, to submit our responses to the comments contained in the above-referenced Staff Comment Letter.

We appreciate the Staff’s willingness to accommodate our request for this extension of time.

If you have any questions, please do not hesitate to call me at (408) 782-6686.

Sincerely,

/s/ SANDRA A. KNELL
Sandra A. Knell Executive Vice President & Chief Financial Officer